                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                            AFP Imaging Corporation
                                (Name of Issuer)

                         Common Stock, par value $0.01
                         (Title of Class of Securities)

                                   001058106
                                 (CUSIP Number)

         Mr. Robert L. Rosen                      (212) 750-9595
      New Ballantrae Partners, L.P.              825 Third Avenue
                                              New York, New York 10022

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               December 16, 1997
            (Date of event which requires filing of this statement)

                               ----------------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                           <Page 1 of 12 Pages>

                                     13D/A

CUSIP No.  001058106
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. New Ballantrae Partners, L.P. OF ABOVE PERSON
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  / /
                                                                      (b)  /x/
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS                 WC
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION           Delaware
------------------------------------------------------------------------------
NUMBER OF          (7)  SOLE VOTING POWER                  - 0 -
SHARES             -----------------------------------------------------------
BENEFICIALLY       (8)  SHARED VOTING POWER                - 0 -
OWNED BY           -----------------------------------------------------------
EACH               (9)  SOLE DISPOSITIVE POWER             - 0 -
REPORTING          -----------------------------------------------------------
PERSON WITH        (10) SHARED DISPOSITIVE POWER           - 0 -
------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON                        - 0 -
------------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES                             / /
------------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      0%
------------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON                   PN
------------------------------------------------------------------------------

                              <Page 2 of 12 Pages>

                                     13D/A

CUSIP No.  001058106
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.      RLR Partners, L.L.C.
          OF ABOVE PERSON
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  / /
                                                                      (b)  /x/
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS                 Not Applicable
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION           Delaware
------------------------------------------------------------------------------
NUMBER OF       (7)  SOLE VOTING POWER                  - 0 -
SHARES         ---------------------------------------------------------------
BENEFICIALLY    (8)  SHARED VOTING POWER                - 0 -
OWNED BY        ---------------------------------------------------------------
EACH            (9)  SOLE DISPOSITIVE POWER             - 0 -
REPORTING       ---------------------------------------------------------------
PERSON WITH     (10) SHARED DISPOSITIVE POWER           - 0 -
------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON                     - 0 -
------------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES                             / /
------------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      0%
------------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON                   OO
------------------------------------------------------------------------------

                              <Page 3 of 12 Pages>

                                     13D/A

CUSIP No.  001058106
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.      Robert L. Rosen
          OF ABOVE PERSON
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  / /
                                                                      (b)  /x/
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS                 Not Applicable
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION           United States
------------------------------------------------------------------------------
NUMBER OF       (7)  SOLE VOTING POWER                496,895
SHARES          --------------------------------------------------------------
BENEFICIALLY    (8)  SHARED VOTING POWER                - 0 -
OWNED BY        ---------------------------------------------------------------
EACH            (9)  SOLE DISPOSITIVE POWER           496,895
REPORTING       ---------------------------------------------------------------
PERSON WITH     (10) SHARED DISPOSITIVE POWER           - 0 -
------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON                   496,895
------------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES                             / /
------------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      5.1%
------------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON                   IN
------------------------------------------------------------------------------

                              <Page 4 of 12 Pages>

                                     13D/A

CUSIP No.  001058106
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.      Frank O'Bryan
          OF ABOVE PERSON
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  / /
                                                                      (b)  /x/
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS                 Not Applicable
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION           United States
------------------------------------------------------------------------------
NUMBER OF       (7)  SOLE VOTING POWER               108,874
SHARES          ---------------------------------------------------------------
BENEFICIALLY    (8)  SHARED VOTING POWER                - 0 -
OWNED BY        ---------------------------------------------------------------
EACH            (9)  SOLE DISPOSITIVE POWER          108,874
REPORTING       ---------------------------------------------------------------
PERSON WITH     (10) SHARED DISPOSITIVE POWER           - 0 -
------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON                  108,874
------------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES                             / /
------------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      1.1%
------------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON                   IN
------------------------------------------------------------------------------

                              <Page 5 of 12 Pages>

                                     13D/A

CUSIP No.  001058106
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.        Steven Roth
          OF ABOVE PERSON
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  / /
                                                                      (b)  /x/
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS                 Not Applicable
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION           United States
------------------------------------------------------------------------------
NUMBER OF       (7)  SOLE VOTING POWER               60,647
SHARE           ---------------------------------------------------------------
BENEFICIALLY    (8)  SHARED VOTING POWER                - 0 -
OWNED BY        ---------------------------------------------------------------
EACH            (9)  SOLE DISPOSITIVE POWER          60,647
REPORTING       ---------------------------------------------------------------
PERSON WITH     (10) SHARED DISPOSITIVE POWER           - 0 -
------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON                  60,647
------------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES                             / /
------------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      0.6%
------------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON                   IN
------------------------------------------------------------------------------

                              <Page 6 of 12 Pages>

         This Amendment No. 2 amends (i) the statement on Schedule 13D with respect to the common stock, par value $.01 per share (the "Common Stock"), of AFP Imaging Corporation which was filed on October 23, 1995 by the undersigned (the "Original Filing") and (ii) Amendment No. 1 to the Original Filing which was filed on October 20, 1997 by the undersigned ("Amendment No. 1"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in Amendment No. 1.

         Except as specifically provided herein, this Amendment does not modify any of the information previously reported in Amendment No. 1.

                                *      *      *

         Item 4. Purpose of Transaction

         Item 4 is hereby supplemented as follows:

         Pursuant to an amendment to the Letter Agreement dated November 6, 1997, paragraph (e)(i) of the Letter Agreement was amended so that the earliest possible date on which Ballantrae could convert the Preferred Shares and distribute such Preferred Shares to Ballantrae's limited partners (the "Limited Partner Distributees") was changed to "the close of business on November 15, 1997, but not earlier than November 11, 1997." Such amendment to the Letter Agreement is attached hereto as Exhibit J.

         Pursuant to the Letter Agreement and amendment thereto, Ballantrae converted its Preferred Shares and on December 16, 1997 distributed the 2,132,500 shares of Common Stock received thereby to the Limited Partner Distributees and the Managing Members.

         Item 5. Interest in Securities of the Issuer.

         Item 5 is amended and restated as follows:

         (a) The aggregate percentage of Common Stock reported by each Reporting Person herein is based upon 9,766,961 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 31, 1997, as reported by the Company in its Form 10-Q for the quarter ended September 30, 1997, together with the Common Stock received and distributed by Ballantrae upon conversion of the Preferred Shares.

         As of the date hereof:

              (i) Ballantrae and RLR currently own no Preferred Shares and no Common Stock.

                              <Page 7 of 12 Pages>

              (ii) Mr. O'Bryan beneficially owns 108,874 shares of Common Stock or 1.1% of the Common Stock outstanding. Mr. Roth beneficially owns 60,647 shares of Common Stock or 0.6% of the Common Stock outstanding. Mr. Rosen beneficially owns 496,895 shares of Common Stock or 5.1% of the Common Stock outstanding.

         (b) Messrs. O'Bryan, Roth and Rosen each have sole voting power and power to dispose, or direct the disposition of, their respective shares of Common Stock.

         (c) Other than as set forth herein, there were no transactions in the Common Stock or the Preferred Shares effected by the Reporting Persons within the 60-day period prior to the date of this filing.

         (d) No person other than each respective owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

         (e) Except for Mr. Rosen, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock on December 16, 1997.

         Item 7 is supplemented as follows:

         Item 7. Material to be Filed as Exhibits.

         Exhibit I Agreement relating to the filing of joint statements as required by Rule 13d-1(f)(1) of the Exchange Act.

         Exhibit J    Amendment to the Letter Agreement, dated November 6, 1997.

                              <Page 8 of 12 Pages>

                                   SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1997


                                        NEW BALLANTRAE PARTNERS, L.P.

                                        By:  RLR PARTNERS, L.L.C.,
                                              its General Partner


                                            By: /s/ Robert L. Rosen
                                                --------------------------
                                                Robert L. Rosen,
                                                Chief Executive Officer

                                        RLR PARTNERS, L.L.C.


                                        By:  /s/ Robert L. Rosen
                                             ---------------------------------
                                             Robert L. Rosen,
                                             Chief Executive Officer


                                        /s/ Robert L. Rosen
                                        --------------------------------------
                                        Robert L. Rosen, Individually


                                        /s/  Frank O'Bryan
                                        --------------------------------------
                                        Frank O'Bryan, Individually


                                        /s/  Steven Roth
                                        --------------------------------------
                                        Steven Roth, Individually

                              <Page 9 of 12 Pages>

                                   Exhibit I
                                   ----------

                                JOINT STATEMENT
                          PURSUANT TO RULE 13D-1(F)(1)
                          ----------------------------

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

DATED:  December 23, 1997

                                        NEW BALLANTRAE PARTNERS, L.P.

                                        By:  RLR PARTNERS, L.L.C.,
                                              its General Partner

                                             By:  /s/ Robert L. Rosen
                                                  --------------------------
                                                  Robert L. Rosen,
                                                  Chief Executive Officer

                                        RLR PARTNERS, L.L.C.

                                        By:  /s/ Robert L. Rosen
                                             ---------------------------------
                                             Robert L. Rosen,
                                             Chief Executive Officer

                                        /s/ Robert L. Rosen
                                        --------------------------------------
                                        Robert L. Rosen, Individually

                                        /s/  Frank O'Bryan
                                        --------------------------------------
                                        Frank O'Bryan, Individually

                                        /s/  Steven Roth
                                        --------------------------------------
                                        Steven Roth, Individually

                             <Page 10 of 12 Pages>

                                   Exhibit J
                                   ---------


NEW BALLANTRAE PARTNERS, L.P.                            ROBERT L. ROSEN
    825 Third Avenue                                     825 Third Avenue
    New York, New York  10022                        New York, New York  10022




                                                         November 6, 1997


AFP IMAGING CORPORATION
250 Clearbrook Road
Elmsford, New York  10533

Mr. David Vozick
250 Clearbrook Road
Elmsford, New York  10533

Mr. Donald Rabinovitch
250 Clearbrook Road
Elmsford, New York  10533

Gentlemen:

     The parties hereto confirm the following with respect to that certain letter agreement dated September 19, 1997, from New Ballantrae Partners, L.P. and Robert L. Rosen to AFP Imaging Corporation, David Vozick and Donald Rabinovitch, a copy of which is attached hereto (the "Letter Agreement"):

     (1) Paragraph (e)(i) of the Letter Agreement is amended to substitute "the close of business on November 15, 1997, but not earlier than November 11, 1997" for "the close of business on October 12, 1997".

     (2) The Letter Agreement, as amended by Paragraph (1) above is binding upon the parties hereto.

                                    Very truly yours,

                                    NEW BALLANTRAE PARTNERS, L.P.


                                          ------------------------------
                                    By:   RLR Partners, L.L.C.
                                    Its:  General Partner
                                    By:   Robert L. Rosen
                                    Its:  Chief Executive Officer


                             <Page 11 of 12 Pages>

                                    -------------------------------
                                    Robert L. Rosen, Individually
                                    Facsimile #____________________

Agreed and Accepted:

AFP IMAGING CORPORATION



By:
     --------------------------------
     David Vozick, Chairman of the
     Board of Directors


     --------------------------------
     David Vozick, Individually


     --------------------------------
     Donald Rabinovitch, Individually


                             <Page 12 of 12 Pages>